EXHIBIT 99.1

Gregory Fortunoff

25 Montrose Court

Roslyn, NY 11576

(917) 699-0860

November 16, 2022

Board of Directors

Kingstone Companies, Inc.

15 Joys Lane

Kingston, NY 12401

Attention: Barry B. Goldstein, Chairman of the Board

Re: Current And Even More Despicable Situation

Ladies and Gentlemen,

Our stock price is currently $.71. We are writing this letter on behalf of shareholders of more than 6.5% of the outstanding shares of Kingstone. We are writing this letter two days after your earnings release and subsequent conference call. There was not one part of either event that could be characterized as anything other than a complete disaster.

This is the seventh letter I have written to the Board and Management of Kingstone. You have done nothing but ignore me and all shareholders while completely destroying all of our company’s value. The idea that you would allow a potential buyer to have an exclusive negotiating position without compensation is wrong. The idea that while having some type of interest in a takeover of our company and not using that position to shop for other buyers demonstrates your utter mismanagement and lack of financial transaction strategy. The fact that you did not form a special committee to evaluate the situation and allowed Barry Goldstein to dictate the process to the Board is a complete failure on the part of the board and undeniable negligence. The fact that you are not further along on a refinancing for the expiring bond is another example of your complete lack of understanding of financial matters. This list of items that constitute negligence and disregard for your fiduciary responsibilities could go on and on.

We would like to dedicate this paragraph to Barry Goldstein. Barry cannot separate the business from who he is and who he is from the business. He was once the “king of the country club” with his position as a CEO of a public company and public shares worth twenty million dollars. Some of his savvy ex board members left the board to be able to sell the stock as they knew the valuation was rich. Barry sold no stock and now he cannot get over the fact that others were smarter than him and now richer too. All the “country club “buddies now know where he stands and he is embarrassed. How else can you explain not selling the company to a buyer when the stock price was five as anyone could see the landscape getting harder? Why not sell at five or six dollars or seven dollars? The reason is Barry could not fathom selling at that price. He could not sell below the price that he was so fond of in those golden days. He did not consider shareholders, the state of his business or the state of the insurance landscape for smaller carriers. This was all about Barry and his ego and had nothing to do with any of us regular shareholders. Shame on you Barry for doing this to all of us. The only way forward now is for Barry to resign and forgo his absurd payout that he clearly has not earned. If he does not resign, he should be removed by this board or the next board that is elected during the next annual meeting.

This next paragraph is dedicated to the Kingstone Board of Directors. When you all look in the mirror, what do you see? Do you see a person who is totally manipulated and controlled by someone who has no regard for anyone but himself, including you? Do you see a person that Barry has put in harm’s way by following his lead while you knew deep down that he was not doing the right thing for all shareholders? Do you see a man who was on a board to get a few extra bucks while helping a friend ruin a company? If you are not seeing that person looking back at you, you are looking in the wrong mirror. You have all had a hand in wrecking our company and one way or the other you will all face the consequences of your actions.

On a side note, I wanted to let all shareholders know that this summer I attended the annual meeting. I drove two hours to get there and was shocked to see no board members in person other than employee members. Was the drive too far for you? Did you not think that with all that was going on with the company that a face to face meeting was not warranted? Again, shame on all of you for the lack of respect you showed for your responsibility to all shareholders that you work for.

I will dedicate this paragraph to our plan for moving forward and regaining some of the value that has been lost due to mismanagement and possible fraud by our current CEO and Board. Our company yearns for leadership and I hope to give some of that to fill the void known as Barry Goldstein. Based on the most important fact that the company is in good standing with its customers and is not in bad shape on the financial side in the insurance company, I believe we can move to reset the company and be successful again. Please see some of the steps I would follow to regain our footing.

1)	Replace the board in the next election with a diversified slate of insurance and financially savvy people who will be active in working to improve our company for all. (I have a number of candidates ready)

2)	Upon changing the Board composition, Barry Goldstein will be removed as CEO and Chairman.

3)	Meryl Golden will be named CEO so she can run the company without any interference from Barry.

4)	Management and the board will run an evaluation of the company to determine the proper headcount, while not degrading the customer experience or financial discipline.

5)	Management and the Board will be transparent and respect the fact that they are running a public company and that investors money is at risk and think about all investors in the process.

6)	Allow 24 months for our plan to play out and if for some reason the reset does not bare fruit, we will look to sell the company, hopefully from a stronger position. As a worst-case scenario, the company can be put into runoff and distribute the proceeds to shareholders over time. Assuming some improvement in operations and a calming of the bond market, the return to investors should be in the three to six-dollar range, which is multiples higher than where the stock is trading as we write this letter.

I am asking all shareholders to read my letter and decide how you want to move forward. Do you want to stay in the current predicament with self-serving company destroyer Barry Goldstein? Or do you want a reset under a new Management and Board?

If you choose the latter, I would like you to email Barry Goldstein at bgoldstein@kingstonecompanies.com and ask him to resign. Please cc me on these letters for my records. If you do not want to follow my plan, you can email me at gregfort@aol.com. I would be happy to work with any and all shareholders to hear their ideas or comments on my thoughts. I will assure you that no matter what, we will be working to remove this board and management to improve our situation. We will spend our own money to work to get Kingstone back to where we all know it can be.

I look forward to hearing from my fellow shareholders,

Sincerely,

/s/ Gregory Fortunoff
Gregory Fortunoff